Exhibit 99.2

FULTON SEAFOOD MARKET, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

FULTON SEAFOOD MARKET, LLC

KPMG LLP

Suite 1400

2323 Ross Avenue

Dallas, TX 75201-2721

Independent Auditors’ Report

The Members

Fulton Seafood Market, LLC:

Opinion

We have audited the financial statements of Fulton Seafood Market, LLC (the Company), which comprise the balance sheets as of December 31, 2023 and January 1, 2023, and the related statements of operations and members’ equity (deficit) and cash flows for the fiscal years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for the fiscal years then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations, and will continue to require funding in the form of contributions from the HHC member in order to fund its operations and meet obligations over the next twelve months. As such, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

Dallas, Texas
February 6, 2024

FULTON SEAFOOD MARKET, LLC

BALANCE SHEETS

DECEMBER 31, 2023 AND JANUARY 1, 2023

	December 31,	January 1,
	2023	2023
Assets

Current Assets
Cash and cash equivalents	$5,190,524	$1,947,694
Inventory, net	1,448,975	1,419,012
Due from related party	43,263	8,174
Prepaid expenses and other current assets	425,659	503,444

Total Current Assets	7,108,421	3,878,324

Property and Equipment, Net	10,885,813	7,877,265
Operating Right-of-Use Asset, Net	78,393,019	86,441,008
Security Deposits	167,395	—

Total Assets	$96,554,648	$98,196,597

Liabilities and Members' Equity

Current Liabilities
Accounts payable	$1,659,468	$1,523,620
Accrued expenses	3,663,070	3,927,929
Short-term operating lease liability	8,259,748	8,047,989

Total Current Liabilities	13,582,286	13,499,538

Long-Term Liabilities
Long-term operating lease liability	70,133,271	78,393,019

Total Liabilities	83,715,557	91,892,557

Commitments and Contingencies

Members' Equity	12,839,091	6,304,040

Total Liabilities and Members' Equity	$96,554,648	$98,196,597

See accompanying notes to financial statements.
3

FULTON SEAFOOD MARKET, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

	December 31,	January 1,
	2023	2023

Net Sales	$32,353,619	$8,214,348

Costs and Expenses
Restaurant and retail operating expenses:
Food and beverage costs	6,782,568	2,601,165
Retail expenses	4,493,119	1,665,891
Labor and related expenses	25,570,496	13,778,180
Operating lease costs	12,210,133	4,624,268
Other operating expenses	11,692,137	7,239,678
Pre-opening costs	—	6,608,834
General and administrative expenses	13,122,128	8,463,922

Total Costs and Expenses	73,870,581	44,981,938

Net Loss	(41,516,962)	(36,767,590)

Members' Equity (Deficit) - Beginning of Year	6,304,040	(45,429)

Members contributions	48,052,013	43,117,059

Members' Equity - End of Year	$12,839,091	$6,304,040

See accompanying notes to financial statements.
4

FULTON SEAFOOD MARKET, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

	December 31,	January 1,
	2023	2023
Cash Flows from Operating Activities
Net loss	$(41,516,962)	$(36,767,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,720,016	631,129
Changes in operating assets and liabilities:
Inventory, net	(29,963)	(1,419,012)
Advances to related party	(35,089)	(8,174)
Prepaid expenses and other current assets	77,785	(503,444)
Reduction in carrying amount of right of use asset	8,047,989	3,155,325
Security deposits	(167,395)	—
Accounts payable	135,848	1,523,408
Accrued expenses	(264,859)	3,882,712
Operating lease liabilities	(8,047,989)	(3,155,325)

Net Cash Used in Operating Activities	(39,080,619)	(32,660,971)

Cash Flows Used in Investing Activities

Purchases of property and equipment	(5,728,564)	(8,508,394)

Cash Flows Provided by Financing Activities
Contributions from Members	48,052,013	43,117,059

Net Increase in Cash	3,242,830	1,947,694

Cash - Beginning	1,947,694	—

Cash - Ending	$5,190,524	$1,947,694

See accompanying notes to financial statements.
5

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 1 - Basis of Presentation and Consolidation

Nature of Operations

On July 22, 2015, HHC Seafood Market Member LLC (HHSM or the HHC member), a subsidiary of Howard Hughes Corporation (HHC), together with VS-Fulton Seafood LLC (VS Member), a wholly-owned subsidiary of JG Restaurant Holdco, LLC (JG), formed Fulton Seafood Market, LLC (the “Company”), through the Original Company LLC Agreement, for the purpose of operating a first-class “Jean Georges concept” food hall and market place, featuring various menus and atmosphere that will prepare and sell a variety of specialty goods, beverages, fresh seafood and other products. The Original Company LLC Agreement was superseded and replaced in its entirety by the Amended and Restated Operating Agreement dated as of January 8, 2018 and a Second Amended and Restated Operating Agreement was entered into as of August 11, 2022 (LLC Agreement).

Per Article 4 of the LLC Agreement, the HHC member shall contribute cash to the Company at such times and in such amounts as necessary in order to fund the operations of the Company. Under no circumstances shall the VS Member be required to make any Capital Contributions to the Company. As of December 31, 2023 and January 1, 2023, the HHC member has contributed $48,052,013 and $43,117,059 respectfully to the Company.

In September 2022, the Company opened the food hall and marketplace in the Tin Building which is located in the historic South Street Seaport of New York, New York. The Tin Building is owned by South Street Seaport Limited Partnership, a subsidiary of HHC and the Company’s operations are managed by Creative Culinary Management Company, LLC (CCMC), a wholly owned subsidiary of JG Restaurant Holdco, LLC.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Fiscal Year

The Company utilizes a 52- or 53-week accounting period that ends on the Sunday closest to December 31. Fiscal years 2023 and 2022 are each comprised of a 52-week period. Unless otherwise stated, references to 2022 and 2023 in this report relate to fiscal year rather than calendar year.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less as cash equivalents. Cash and cash equivalents also included $523,651 and $455,764 at December 31, 2023 and January 1, 2023, respectively of amounts due from commercial credit card companies, such as Visa, MasterCard, Discover, and American Express, which are generally received within a few days of the related transactions.

Inventory, Net

Inventories primarily consist of food, beverages retail products and related merchandise. Inventories are accounted for at lower of cost or net realizable value using the first-in, first-out (FIFO) method. Spoilage is expensed as incurred. At December 31, 2023 and January 1, 2023, an inventory reserve totaling $181,533 and $343,668, respectively is included in inventory, net on the accompanying balance sheets.

Property and Equipment

Property and equipment is stated at cost. The cost of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. The Company capitalizes construction costs during construction of the restaurant and will begin to depreciate them once the restaurant begins operations. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in the statements of operations.

Depreciation and amortization of property and equipment is recorded utilizing the straight-line method over the estimated useful lives of the respective assets. The Company does not assign any salvage value to its assets. Leasehold improvements are amortized over the shorter of either the term of the lease or the useful life of the improvement utilizing the straight-line method.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets

The Company assesses the recoverability of long-lived assets, which consists of property and equipment, and right-of-use assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined by estimates of discounted cash flows or value expected to be realized in third-party sale. No impairments have been recorded for the years ended December 31, 2023 and January 1, 2023.

Income Taxes

The Company is a limited liability company, which has elected to be taxed under the provisions of a partnership for income tax purposes. As such, the Company’s income or loss and credits are passed through to the members and reported on their individual income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Tax positions taken related to the Company’s federal tax filing classification and state income taxes have been reviewed, and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to allocate the transaction price received from customers to each separate and distinct performance obligation and recognize revenue as these performance obligations are satisfied. Revenue from restaurant sales is presented net of discounts and recognized when food and beverage are sold. Revenue from retail sales is presented net of discounts and recognized when retail products and related merchandise is sold.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

REVENUE RECOGNITION (CONTINUED)

The revenue from gift cards is included in unearned revenue when purchased by the customer and revenue is recognized when the gift cards are redeemed. Unearned revenues include liabilities established for the value of the gift cards when sold and are included in accrued expenses on the Company’s balance sheet were not material as of December 31, 2023 and January 1, 2023. The revenue from gift cards were not material for the year ended of December 31, 2023 and January 1, 2023.

The following table sets forth the Company’s nets sales disaggregated by sales channel for the years ended December 31, 2023 and January 1, 2023:

	December 31,	January 1,
	2023	2023
Food	$17,661,115	$4,121,698
Alcohol	6,686,391	1,572,139
Retail	8,006,113	2,520,511

Total	$32,353,619	$8,214,348

Advertising Costs

Advertising costs, which are included in general and administrative expenses, are expensed as incurred. Advertising expenses for the years ended December 31, 2023 and January 1, 2023, amounted to $1,784,991 and $1,955,245, respectively and are included in general and administrative expenses on the statements of operations and member’s equity (deficit).

Reclassifications

Certain reclassifications were made to the financial statements for the prior periods to conform to current year presentation.

Pre-opening Costs

The Company follows ASC Topic 720-15, “Start-up Costs,” which provides guidance on the financial reporting of start-up costs and organization costs. In accordance with this ASC Topic, costs of pre-opening activities and organization costs are expensed as incurred. Pre-opening costs include all expenses incurred by the restaurants prior to the restaurant's opening for business.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 2 - Summary of Significant Accounting Policies (continued)

Pre-opening Costs (continued)

These pre-opening costs include marketing, advertising, research and development on products, recipes and menus, costs to relocate and reimburse restaurant management staff members, costs to recruit and train hourly restaurant staff members, wages, travel, and lodging costs for the Company’s training team and other support staff members. Pre-opening costs expensed for the years ended December 31, 2023 and January 1, 2023 were $- and $6,608,834, respectively.

Presentation of Sales Taxes

The Company collects sales tax from customers and remits the entire amount to the respective states. The Company’s accounting policy is to exclude the tax collected and remitted from revenue and cost of sales. Sales tax payable amounted to $258,542 and $148,636 at December 31, 2023 and January 1, 2023, respectively and is presented in accrued expenses in the accompanying balance sheets.

Note 3 - Liquidity and Going Concern

The Company had a negative operating cash flows of $39,080,619 and $32,660,971 at December 31, 2023 and January 1, 2023, respectively and a net loss of $41,516,962 and $36,767,590 at December 31, 2023 and January 1, 2023, respectively. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. As such, the Company will continue to require funding in the form of contributions from the HHC member in order to fund its operations and meet obligations over the next twelve months from the date these financials statements are available to be issued.

Based on its significant loss from operations and negative cash flows from operations for the fiscal year 2023 and 2022, as well as, the future uncertainty, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months. However, the financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 4 - Property and Equipment

Property and equipment are summarized as follows for the years ended December 31, 2023 and January 1, 2023:

	December 31,	January 1,	Estimated
	2023	2023	Useful Lives
Leasehold improvements	$730,085	$21,090	Lease term
Kitchen equipment and other	2,161,427	1,412,235	5 years
Computers and computer systems	8,588,417	4,225,285	3 - 5 years
Furniture and fixtures	2,028,854	2,722,974	5 years
Construction in progress	728,175	126,810
	14,236,958	8,508,394
Less: accumulated depreciation	(3,351,145)	(631,129)
Property and Equipment, Net	$10,885,813	$7,877,265

Depreciation and amortization expense related to property and equipment amounted to $2,720,016 and $631,129 for the years ended December 31, 2023 and January 1, 2023, respectively, and included in general and administrative expenses on the statements of operations and members’ equity (deficit).

Note 5 - Related-Party Transactions

In July 2020, the Company entered into a management agreement with CCMC to manage the location including the food and beverage operations. The agreement will terminate on the earlier of ten years from the effective date of the agreement or the date that the lease terminates. The management agreement stipulates a fixed fee of $150,000 per month as well as an annual fixed overhead management fee of $125,000 per year. Total management fees amounted to $1,925,000 and $850,805 for the years ended December 31, 2023 and January 1, 2023, respectively and is included in general and administrative expenses on the statements of operations and member’s equity (deficit).

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 5 - Related-Party Transactions (continued)

Future management fees under the management agreement consist of the following:

For the Fiscal Years ended:
2024	$1,925,000
2025	1,925,000
2026	1,925,000
2027	1,925,000
2028	1,925,000
Thereafter	2,887,500
Total	$12,512,500

Pursuant to the management agreement, CCMC is responsible for the day-to-day operations and accounting functions. Payroll expenses reimbursed to the related party amounted to $887,904 and $405,311 for the years ended December 31, 2023 and January 1, 2023, respectively and is included in general and administrative expenses on the statements of operations and member’s equity (deficit).

Note 6 - Leases

HHC owns 100% of the Tin Building and the Company leases its restaurant space under an operating lease with a 10-year initial term. HHC, as landlord, funded 100% of the development and construction of the restaurant space. The lease includes renewal options which can extend the lease term with two separate consecutive 5-year lease terms. The exercise of these renewal options is at the sole discretion of the Company, and only lease options that the Company believes are reasonably certain to exercise are included in the measurement of the lease assets and liabilities.

The lease agreement provides for minimum lease payments and does not include any material residual value guarantees or restrictive covenants.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 6 - Leases (continued)

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2023 and January 1, 2023:

	December 31,	January 1,
	2023	2023
Operating right-of-use assets	$78,393,019	$86,441,008

Short-term operating lease liability	8,259,748	8,047,989
Long-term operating lease liability	70,133,271	78,393,019

Total Operating Lease Liability	$78,393,019	$86,441,008

The components of operating lease costs are as follows for the years ended December 31, 2023 and January 1, 2023:

	December 31,	January 1,
	2023	2023
Operating lease costs
Fixed rent costs	$10,200,000	$4,112,903
Variable lease costs	2,010,133	511,365

Total Operating Lease Costs	$12,210,133	$4,624,268

The following summarizes the cash flow information related to operating leases for the years ended December 31, 2023 and January 1, 2023:

	December 31,	January 1,
	2023	2023
Cash paid for amounts included in the measurement of lease liabilities:

Operating Cash Flows from Operating Leases	$10,200,000	$4,112,903

Weighted average lease term and incremental borrowing rate as of December 31, 2023 were as follows:

Remaining lease term - operating	8.5
Discount rate - operating	2.60%

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 6 - Leases (continued)

The maturities of operating lease liabilities are as follows:

For the Years Ending December 31:
2025	$10,200,000
2026	10,200,000
2027	10,200,000
2028	10,200,000
2029	10,200,000
Thereafter	36,550,000
Total lease payments	87,550,000
Less: interest	(9,156,981)

Present Value of Lease Liability	$78,393,019

Note 7 - Concentration of Credit Risk

For the years ended December 31, 2023 and January 1, 2023, the Company maintained all cash balances with one financial institution. The Federal Deposit Insurance Corporation (“FDIC”) insures certain accounts up to $250,000. At times, the Company’s balances may exceed the FDIC insured limits.

The Company had two suppliers which accounted for approximately 34% and 28% of purchases for the years ended December 31, 2023 and January 1, 2023, respectively. At December 31, 2023 and January 1, 2023, the amounts due to these suppliers were approximately $246,000 and $229,000, respectively. Management believes that other suppliers could provide the merchandise on comparable terms.

Note 8 - Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the liability can be reasonably estimated. The Company is subject to various legal and governmental proceedings involving routine litigation incidental to our business. Reserves have been established based on our best estimates of our potential liability in certain of these matters. These estimates have been developed in consultation with outside counsel.

FULTON SEAFOOD MARKET, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND JANUARY 1, 2023

Note 8 - Commitments and Contingencies (continued)

During Fiscal 2023, legal proceedings were brought against the Company from two of the Company’s outside vendors. The cases are currently pending, however, the Company has recorded an accrual in the amount of approximately $1,084,000 for potential legal damages, which is reflected in accrued expenses and other operating expenses. The Company does not believe the ultimate resolution of these matters will have a material impact on its consolidated financial position, results of operations or cash flows.

Note 9 - Subsequent Events

The Company has evaluated subsequent events that have occurred through February 6, 2024, the date on which the financial statements were available for issuance and there have been no events which would have a material impact on these financial statements.